SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-6152

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

EMPLOYEES’ PROFIT SHARING PLAN OF

THE BANK OF NEW YORK COMPANY, INC.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE BANK OF NEW YORK COMPANY, INC.

One Wall Street

New York, New York 10286

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Registered Public Accounting Firm

99	Report of Independent Registered Public Accounting Firm, financial statements, notes to financial statements, and supplemental schedule

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMPLOYEES’ PROFIT SHARING PLAN OF THE BANK OF NEW YORK COMPANY, INC.

BY:

/s/ THOMAS A. RENYI
Thomas A. Renyi
Chairman and Chief Executive Officer

/s/ GERALD L. HASSELL
Gerald L. Hassell
President and Director

/s/ ALAN R. GRIFFITH
Alan R. Griffith
Vice Chairman and Director

/s/ THOMAS E. ANGERS
Thomas E. Angers
Senior Vice President

/s/ KEVIN J. BANNON
Kevin J. Bannon
Executive Vice President

Dated:

June 28, 2004